SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of October, 2008

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Press Release - COPA AIRLINES LAUNCHES VOLUNTARY CARBON OFFSETTING PROGRAM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 10/24/2008
	By:	/s/ Victor Vial
	Name:	Victor Vial
	Title:	CFO

NEWS RELEASE	CONTACTS:	Patricia Roquebert - Panama
(507) 304-2672
Carmina Reyes - U.S.
(210) 222-1933

COPA AIRLINES LAUNCHES
VOLUNTARY CARBON OFFSETTING PROGRAM
Copa is the first Latin American airline to offer carbon offsetting option for air travel footprint

PANAMA, Oct. 24, 2008 - Copa Airlines, subsidiary of Copa Holdings, S.A. (NYSE: CPA), today launched a voluntary carbon offsetting program. The program is based on a “carbon calculator” available at www.copaair.com, where passengers can calculate the amount of greenhouse gas emissions produced by their air travel, then make a voluntary contribution to offset the flight’s carbon footprint.
The carbon-offsetting program is part of Copa Airlines’ commitment to the environment, which includes a totally renovated fleet equipped with fuel-efficient engines, an investment in new technologies, and streamlining of operations to reduce fuel consumption and greenhouse gas emissions. The airline also is implementing an Environmental Adaptation and Management Program that encompasses the measurement, reduction and offsetting of emissions, in addition to promoting cleaner production, consumption of renewable resources and a corporate culture of environmental responsibility.
“Our efforts to reduce environmental impact are equally as important as those of our passengers. We are very pleased to offer this dependable and respected option for offsetting the carbon footprint of air travel and to participate in this joint effort to benefit our planet,” said Pedro Heilbron, CEO, Copa Airlines. “Counteracting the effects of climate change is an enormous challenge, which will be successful only if we undertake the task together.”
Copa’s voluntary gas-emissions offset program was developed in association with Sustainable Travel International (STI), a nonprofit organization that will invest passengers’ contributions to finance high-impact, sustainable-development programs such as alterative energy projects and reforestation.
As part of its commitment to environmental responsibility, Copa will continue to identify actions that reduce pollution and that contribute to the sustainable development of Latin American countries.
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Copa Airlines Launches Voluntary Carbon Offsetting Program/ Page 2

About Copa Holdings, S.A.
Copa Holdings, through its Copa Airlines and Aero República operating subsidiaries, is a leading Latin American provider of passenger and cargo service.  Copa Airlines currently offers 136 daily scheduled flights to 42 destinations in 22 countries in North, Central and South America and the Caribbean through its Hub of the Americas based in Panama City, Panama.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines.  Aero República, the second-largest carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Bogotá, Bucaramanga, Cali and Medellin.  For more information, visit www.copaair.com.

About Sustainable Travel International (STI)
Sustainable Travel International (http://www.sustainabletravelinternational.org) is a US-based non-profit organization whose mission is to promote sustainable development and responsible travel by providing programs that help travelers and travel-related companies protect the environmental, socio-cultural and economic values of the places they visit, and the planet at large. Sustainable Travel International introduced carbon offsetting and custom carbon calculators into the North American travel and tourism industry.